Exhibit 12.1

Electronics For Imaging, Inc.

Computation of Ratio of Earnings to Fixed Charges

(in thousands, except for ratio of earnings to fixed charges)

	Years Ended December 31,					Six Months Ended
	2010	2011	2012	2013	2014	June 30, 2015
Income (loss) from continuing operations before income taxes	$(1,630)	$30,420	$35,023	$173,138	$42,087	$15,807
Fixed charges:
Interest expense	43	62	709	3,406	5,859	8,236
Interest relating to rental expense (1)	2,533	2,081	1,912	2,024	2,039	1,013

Total fixed charges	2,576	2,143	2,621	5,430	7,898	9,249

Earnings available for fixed charges	$946	$32,563	$37,644	$178,568	$49,985	$25,056

Ratio of earnings to fixed charges	0.37	15.20	14.36	32.89	6.33	2.71

(1)	The representative interest portion of rental expense was deemed to be one-third of all rental expense, except for the rental expense related to the off-balance sheet financing leases, which was deemed to be all interest. The off-balance sheet financing leases were terminated effective November 1, 2012.